Dykema Gossett PLLC
Franklin Square, Third Floor West
1300 I Street N.W.
Washington, DC 20005
www.dykema.com
Tel: (202) 906-8600
Fax: (202) 906-8669

February 25, 2009	Via EDGAR
Alison White, Esq.
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	John Hancock Trust Registration Statement on Form N-14 (File No. 333-156773)
Dear Ms. White:
This letter responds to the comments of the staff of the Securities and Exchange Commission (“Commission”), which you communicated to me by telephone on February 9, 2009, with respect to the registration statement on Form N-14 under the Securities Act of 1933 (the “Act”) (the “Registration Statement”) of John Hancock Trust (“JHT”) which was filed with the Commission via EDGAR on January 16, 2009. Capitalized terms used herein have the meanings given them in the Registration Statement; page references are to the EDGAR filing. Changes in response to the staff’s comments as described below will be made in JHT’s filing pursuant to Rule 497 under the Act.
Non-Accounting Comments:
Comment 1. The letter to contract owners states that “[h]olders of Series I, Series II and NAV shares, as applicable, of the Acquired Funds will receive, respectively, Series I, Series II and NAV shares of the Acquiring Funds, except that holders of NAV shares of the U.S. Large Cap Trust and Income & Value Trust will receive Series I shares of, respectively, the American Growth-Income Trust and American Asset Allocation Trust.” Please explain why the filing includes EDGAR class and series identifiers for (a) Series III shares of each Acquired and Acquiring Fund and (b) NAV shares of the American Growth-Income Trust and American Asset Allocation Trust.
Response: The filing inadvertently included EDGAR class and series identifiers for (a) Series III shares of each Acquired and Acquiring Fund, which shares are currently offered only by two Acquiring Funds (the American Growth-Income Trust and American Asset Allocation Trust) and will not be issued by these Acquiring Funds in connection with the Reorganization; and (b) NAV shares of the same two Acquiring Funds which do not currently offer NAV shares. JHT will undertake to use the correct EDGAR class and series identifiers in its filing pursuant to Rule 497.

Allison White, Esq.
February 25, 2009

Comment 2. Under “Subadvisers and Portfolio Managers” (pp. 65-66), please provide prior 5-year business experience information for the following portfolio managers:

CGTC:	Ms. Cronin	CRMC:	Mr. O’Neal
	Mr. Phoa		Mr. Frank
Mr. Sappenfeld
Mr. Yolles
Mr. Mulally
Response: The disclosure will be revised to include information regarding the business experience during the past 5 years of the named portfolio managers.
Accounting Comments:
Comment 1: With reference to the last sentence under “Overview of the Reorganization” (p. 7), please provide estimates of the total and per share amounts of the transitioning costs for the Combinations under Proposals 2 and 3.
Response: The requested disclosure will be added.
Comment 2: Under Proposal 2 (p. 17-18), note 6 to the average annual returns table states with respect to the Acquiring Fund that the performance of Class 2 shares of the master fund has been adjusted to reflect the 0.50% 12b-1 fee of the Series II shares of the Acquiring fund, yet the fee table indicates that the Series II shares have a 0.75% 12b-1 fee. Please explain.
Response: The Acquiring Fund is a feeder fund which commenced operations and first issued Series II shares on May 5, 2003. At that time, Series II shares were subject to a 0.50% 12b-1 fee. The Acquiring Fund initially invested in Class 2 shares of its master fund, which are subject to a 0.25% 12b-1 fee and were first issued on February 8, 1984. The performance of Series II shares, for periods prior to May 5, 2003, tracks the performance of Class 2 shares of the master fund adjusted to reflect the 0.50% 12b-1 fee of the Series II shares. As is stated in both note 6 to the average annual returns table and note 2 to the fee table under Proposal 2, effective May 1, 2008, the Acquiring Fund switched its existing investments to and began investing in Class 1 shares of the master fund, which have no 12b-1 fee, and the 12b-1 fee of the Series II shares of the Acquiring Fund increased by 0.25% from 0.50% to 0.75%. These changes in 12b-1 fees — a 0.25% decrease at the master level and a 0.25% increase at the feeder level — are reflected in the fee table. These changes have no impact with respect to the past performance of Series II shares because there has been no change in the aggregate (master and feeder level) 12b-1 fees for the Series II shares.

Allison White, Esq.
February 25, 2009

Comment 3: Under Proposal 4 (p. 30), the Acquiring Fund has been in existence for more than 10 years. Please provide a 10-year column for the average annual returns table.
Response: The requested change will be made.
Comment 4: Under Proposal 5 (p. 41), please confirm the 12/31/08 net asset figure for the Acquiring Fund; it does not agree with the number in the capitalization table (p. 53).
Response: The 12/31/08 net asset figure for the Acquiring Fund is $472,878,131, and the disclosure will be revised accordingly.
Comment 5: Under “Board Consideration of the Reorganization” (p. 46), the first numbered item in the discussion of Proposal 4 refers to the Acquiring Fund as having a larger asset base. Please confirm this statement in view of the indication in Proposal 4 (p. 25) that the Acquired Fund is the larger fund.
Response: The disclosure will be revised to delete the reference under “Board Consideration of the Reorganization” to the Acquiring Fund as having a larger asset base than the Acquired Fund.
(SAI — Pro Forma Financials)
Comment 6: In the pro forma financial statements for Proposals 2, 3 and 4, please update amounts to reflect June 30, 2008 and the 12 months then ended.
Response: The requested updating changes will be made.
Comment 7: In the second paragraph of the pro forma financial statements for Proposal 2 (p. 3), please change the reference to “American-Growth Trust” to “American Growth-Income Trust.”
Response: The requested change will be made.
Comment 8: With reference to the last sentence of the second paragraph of the pro forma financial statements for each of Proposals 2 (p. 3) and 3 (p. 4), please explain that the Acquiring Fund does not have an adviser or subadviser.

Allison White, Esq.
February 25, 2009

Response: The referenced sentence will be revised to state substantially as follows:
The merger is intended to consolidate the Acquired Fund, which is advised by John Hancock Investment Management Services, LLC (“JHIMS”) and subadvised by Capital Guardian Trust Company (“CGTC”), with the Acquiring Fund which is a “feeder fund,” has no investment adviser or subadviser at the feeder level and invests in shares of a “master fund” which is advised by Capital Research Management Company, an affiliate of CGTC.
Comment 9: In the eighth paragraph of the pro forma financial statements for each of Proposals 2 (p. 3) and 3 (p. 4), please clarify that substantially all of the securities held by the Acquired Fund will be sold in connection with the Reorganization.
Response: The requested changes will be made.
In addition to the changes described above, the definitive filing will include record date information with respect to outstanding shares and share ownership that was not available at the time of the initial filing and other updating changes.
JHT acknowledges that the adequacy and accuracy of the disclosure in the Registration Statement is its responsibility. JHT also acknowledges that staff comments or changes in response to staff comments in the proposed disclosure in the Registration Statement do not foreclose the Commission from taking any action with respect to the Registration Statement. JHT represents to the Commission that staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please call me at 202-906-8712 or John W. Blouch of this office at 202-906-8714 if you have any questions.
Very truly yours,
Dykema Gossett pllc
/s/ Bruce W. Dunne
Bruce W. Dunne